EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

August 5, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	EZGO Technologies Ltd.

Amendment No. 1 to Registration Statement on Form F-3

Filed June 24, 2022

File No. 333-263315

Dear Mr. Jones:

EZGO Technologies Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 19, 2022, regarding Amendment No. 1 to Registration Statement on Form F-3 filed on June 24, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-3 filed June 24, 2022

Cover Page

1. We note your response to comment 4. Please continue to revise your disclosure to refrain from using terms such as “we” or “our” when describing activities or functions of the VIE. For example, we note the disclosure on the cover page and on page 32 that “we conduct substantially all of our operations in China.”

In response to the Staff’s comment, we have revised disclosure on the cover page and throughout the Amendment No. 2. We hereby respectfully advise the Staff that we defined “we,” “us,” “our,” “our company,” the “Company,” or similar terms refer to EZGO Technologies Ltd. and/or its consolidated subsidiaries, other than the VIE, Jiangsu EZGO Electronic Technologies, Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.), a PRC company, unless the context otherwise indicates. In addition, we separately defined the “VIE” refers to the variable interest entity, Jiangsu EZGO Electronic Technologies, Co., Ltd. in the Amendment No. 2 and the prospectus contained therein.

2. We note your response to comment 7. Where you describe how cash is transferred through your organization, please revise both the cover page and the summary to disclose the requirement to obtain SAFE approval as is currently disclosed in the Risk Factors section.

In response to the Staff’s comment, we have revised disclosure on the cover page and pages 9 and 27 of the Amendment No. 2.

Conventions that apply to this prospectus, page ii

3. You state that references to “China” or “PRC” refer to the “People’s Republic of China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and Macau.” Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

We respectfully advise the Staff that as advised by our PRC counsel, DeHeng Law Offices, each of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region adopts separate legal system from other regions of China, and the PRC counsel’s qualification for practicing law does not include the laws of Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region.

Contractual Arrangements and Corporate Structure, page 2

4. We note your response to comment 1. Please expand the disclosure on page 2 that EZGO conducts operations in China primarily through the VIEs and its subsidiaries in China, and EZGO does not conduct any business on its own to also explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, we have revised disclosure on the cover page and pages 1 and 2 of the Amendment No. 2.

5. We note your response to comment 8. Please revise the diagram of your corporate structure to identify the person or entity that owns the equity in each depicted entity. Also use dashed lines without an arrow to show any subsidiaries of the VIE.

In response to the Staff’s comment, we have revised disclosure on page 2 of the Amendment No. 2.

Risks Related to Doing Business in China, page 14

6. Please revise the disclosure in this section to include the risk disclosed in the second risk factor on page 32 and in the last two paragraphs on page 46. Also, reconcile the disclosure on page 32 that all your senior executive officers are PRC nationals with your disclosure on page 46 that “A majority of [y]our current directors and officers are nationals and residents of the PRC.”

In response to the Staff’s comment, we have revised disclosure on pages 15, 32 and 46 of the Amendment No. 2.

Exhibits

7. We note the reference in Section 1.4 of the opinion filed as Exhibit 5.1 to a certificate from a director “as annexed hereto;” however, the certificate is missing. Please revise accordingly.

In response to the Staff’s comment, we have revised and refiled the Opinion of Maples and Calder as Exhibit 5.1.

8. We note your response to comment 9. Please tell us why the opinion filed as exhibit 99.2 refers on pages 5 and 6 to counsel is of the “view” that the company is not subject to cybersecurity review by the CAC and that the provisions on private lending cases do not prohibit using cash from one PRC company to fund another PRC company’s operations given the references to the company has “relied on the opinion of [y]our PRC counsel, DeHeng Law Offices” in the penultimate paragraph on page 11 and on the cover page, respectively.

In response to the Staff’s comment, we have revised and refiled the Opinion of DeHeng Law Offices regarding certain PRC law matters as Exhibit 99.1. We have also revised disclosure on the cover page and pages 8, 11 and 22 of the Amendment No. 2.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc: Richard I. Anslow, Esq.

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